SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC
6-K Item

Press Release dated October 31, 2008
Trinity Biotech Announces Quarter 3 Results.
Revenues increase to $35.6m. Operating profit increases 56%.
DUBLIN, Ireland (31 October, 2008).... Trinity Biotech plc (NASDAQ: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2008.
Quarter 3 Results
Revenues for quarter 3, 2008 amounted to US$35.6m compared to US$33.7m for the same period last year, an increase of 5.4%. Clinical Laboratory revenues increased by 4.3%, whilst Point of Care revenues increased by 12.4%. In addition, revenues increased in each geographical market segment with the strongest growth arising in Europe.
Operating profit and net profit for the quarter amounted to US$2.0m and US$1.3m respectively. EBITDA & share option expense for the quarter was US$4.3m and US$12.9m for the year to date.
Revenues for the quarter by key product line were as follows:

	2007	2008
	Quarter 3	Quarter 3%
	US$000	US$000	Increase/(decrease)

Clinical Laboratory	29,126	30,388	4.3%
Point of Care	4,620	5,194	12.4%
Total	33,746	35,582	5.4%
Revenues for the quarter by geographic location were as follows :

	2007	2008
	Quarter 3	Quarter 3%
	US$000	US$000	Increase/(decrease)

Americas	17,870	18,546	3.8%
Europe	9,969	10,712	7.4%
Asia / Africa	5,907	6,324	7.1%
Total	33,746	35,582	5.4%
Gross profit for the quarter amounted to US$15.7m, representing a gross margin of 44%, which is broadly in line with a gross margin of 45% for the same period in 2007. The decrease in gross margin partly reflects the impact of the weaker US dollar year on year.

Research and development expenditure remains at approximately 5% of revenues. Selling, general and administrative expenses of US$11.8m represents a decrease from US$12.1m in quarter 2, 2007. SG&A costs for the year to date are $35.7m which is approximately 2% lower than for the same period last year. This reflects the impact of the Group restructuring announced in December 2007 which has been partly mitigated by the impact of the weaker dollar.
The Company also wishes to announce that it is switching auditors to Grant Thornton. This decision has been made on solely commercial grounds. Grant Thornton is a top 6 worldwide auditing firm and has a strong presence in each of the markets in which the Company operates.
Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Revenues have increased this quarter compared to the corresponding quarter last year. We have seen increases in our Clinical Laboratory Division of 4% and of over 12% in Point-of-Care sales. The fact that this growth has been spread across all markets is particularly encouraging. The growth in revenues this quarter has translated into an operating profit of over $2m, representing a 56% increase over the same period last year.”
Ronan O’Caoimh, CEO, commented, “At this juncture the prospects for the Company are looking extremely positive.
The launch of Destiny Max, our new high throughput haemostasis instrument, in all markets outside the USA is imminent. Over the last number of weeks a number of key customers in the USA and United Kingdom have being carrying out formal evaluations of the instrument. The feedback from these evaluations has been excellent and has even exceeded our own expectations. We are now fully confident that the Destiny Max will represent the best high throughput haemostasis instrument available on the market. We are extremely proud that we will be able to offer a cutting edge product with the most advanced features at a highly competitive price. With the launch of Destiny Max in the USA in the first half of 2009 Trinity will, for the first time, be competing in all segments of the haemostasis market in each major geographic market and this will transform our haemostasis business. By enabling us to sell into the high throughput segment, which represents 50% of the market, Trinity will have access to new customers not previously open to us.
From a Point of Care perspective, with the substantial increase in funding being channelled into the fight against HIV/AIDS, particularly the increase in funding of the PEPFARS programme from $15bn to $50bn, worldwide sales of HIV diagnostic kits can be expected to grow exponentially in the years ahead. Those market participants with the highest quality tests will be in the best position to capitalize on such growth. As has been proven in over 10 years of sales and supported by third party studies, Trinity’s Unigold product range represents the highest quality products available in both the U.S. and African markets.
While our haemoglobin A1c point-of-care test, Tri-stat, has taken longer to launch than originally envisaged, the enhancements currently being incorporated into the product are such that we are confident that the product will be better positioned to capture a significant share of the rapid A1c market.
Due to the recession resilient nature of our business, Trinity Biotech, like many healthcare companies, will be less affected by the current turmoil in the global economy. In fact, the recent strengthening of the US dollar will benefit our profitability going forward. Notwithstanding this, we are acutely aware of the need to control costs at this time in order to remain competitive and I have identified this as a priority going forward.

The Company is now well positioned to grow strongly in the years ahead and I am confident that this growth will drive increased shareholder value.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(US$000’s except share data)	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	35,582	33,746	106,130	107,892

Cost of sales	(19,894)	(18,439)	(58,411)	(57,149)
Cost of sales — share based payments	(17)	(21)	(50)	(53)

Gross profit	15,671	15,286	47,669	50,690

Other operating income	363	91	551	256

Research & development expenses	(1,899)	(1,560)	(5,683)	(5,094)
Selling, general and administrative expenses	(11,819)	(12,131)	(35,703)	(36,448)
Indirect share based payments	(302)	(398)	(728)	(1,106)

Operating profit	2,014	1,288	6,106	8,298

Financial income	16	41	54	400
Financial expenses	(478)	(717)	(1,705)	(2,327)

Net financing costs	(462)	(676)	(1,651)	(1,927)

Profit before tax	1,552	612	4,455	6,371

Income tax (expense) / credit	(231)	(581)	(576)	(815)

Profit for the period	1,321	31	3,879	5,556

Earnings per ADR (US cents)	6.3	0.2	19.2	29.2

Diluted earnings per ADR (US cents)	6.3	0.2	19.2	28.5

Weighted average no. of ADRs used in computing earnings per ADR	20,854,395	19,015,883	20,178,662	18,999,424
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	September 30,	December 31,
	2008	2007
	US$ ‘000	US$ ‘000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	25,266	26,409
Goodwill and intangible assets	108,829	104,928
Deferred tax assets	4,142	3,937
Other assets	777	896

Total non-current assets	139,014	136,170

Current assets
Inventories	42,648	44,420
Trade and other receivables	29,908	25,683
Income tax receivable	585	782
Derivative Financial Instruments	0	224
Cash and cash equivalents	3,502	8,700

Total current assets	76,643	79,809

TOTAL ASSETS	215,657	215,979

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,070	991
Share premium	159,876	153,961
Retained earnings	(18,301)	(22,908)
Translation reserve	723	797
Other reserves	4,446	4,004

Total equity	147,814	136,845

Current liabilities
Interest-bearing loans and borrowings	12,862	15,821
Income tax payable	237	86
Trade and other payables	21,212	24,779
Derivative Financial Instruments	139	0
Other financial liabilities	0	2,725
Provisions	100	100

Total current liabilities	34,550	43,511

Non-current liabilities
Interest-bearing loans and borrowings	23,563	26,312
Other payables	74	74
Deferred tax liabilities	9,656	9,237

Total non-current liabilities	33,293	35,623

TOTAL LIABILITIES	67,843	79,134

TOTAL EQUITY AND LIABILITIES	215,657	215,979

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: October 31, 2008